Exhibit 77(i)

 Terms of New or Amended Securities

At the January 30, 2009 Board Meeting, the Board of Trustees of ING Investors Trust (“IIT”) approved the creation of ING PIMCO Global Advantage Bond Portfolio and approved the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a post-effective amendment to IVPI’s registration statement registering shares of the Portfolio.

At the March 27, 2009 Board Meeting, the Boards of Trustees of IIT approved the renewal of the 12b-1 Plan Fee Waiver Letter Agreements under which ING Funds Distributor, LLC (“IFD”) waives fees with respect to certain share classes of series of IIT. The Fee Waiver Letters continues the arrangement with IFD to waive 0.15% with respect to IIT Adviser Class shares and 0.10% with respect to ITT Service 2 Class. The Fee Waiver Letters were renewed for an additional one-year period, May 1, 2009 through May 1, 2010.